### ICG CAPITAL SECURITIES, LLC
### STATEMENT OF FINANCIAL CONDITION
### December 31, 2015

ASSETS

| CURRENT ASSETS | |
|---|---|
| Cash | 125,870 |
| Accounts receivable - Trade | 20,000 |
| Related party receivable | 12,000 |
| Prepaid expenses | 2,130 |
| Loan receivble - member | 3,191 |
| TOTAL CURRENT ASSETS | 163,191 |
| | |
| FIXED ASSETS, net | 1,803 |
| | |
| OTHER ASSETS | |
| Refundable deposits | 4,617 |
| TOTAL OTHER ASSET | 4,617 |
| | |
| TOTAL ASSETS | 169,611 |

LIABILITIES AND MEMBER'S EQUITY

| CURRENT LIABILITIES | |
|---|---|
| Accounts payable - Trade | 8,663 |
| Accrued payroll | 31,062 |
| Deferred rent | 1,299 |
| TOTAL CURRENT LIABILITIES | 41,024 |
| | |
| LONG-TERM LIABILITIES | |
| Deferred rent | 793 |
| TOTAL LONG-TERM LIABILITIES | 793 |
| | |
| TOTAL LIABILITIES | 41,817 |
| | |
| MEMBER'S EQUITY | |
| Member's equity | 127,794 |
| TOTAL MEMBER'S EQUITY | 127,794 |
| | |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | 169,611 |